Exhibit 99.3

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 80 through 111 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 13, 2009	Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of income, retained earnings, comprehensive (loss) income, accumulated other comprehensive (loss) income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 13, 2009	Licensed Public Accountants

Brookfield Asset Management	| 2008 ANNUAL REPORT	79

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 ( MILLIONS)	Note	2008	2007
Assets
Cash and cash equivalents		$1,242	$1,561
Financial assets	3	787	1,529
Investments	4	890	1,352
Accounts receivable and other	5	7,310	7,139
Intangible assets	6	1,632	2,026
Goodwill	2	2,011	1,528
Operating assets
Property, plant and equipment	7	36,375	37,725
Securities	8	1,303	1,828
Loans and notes receivable	9	2,061	909
		$53,611	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	10	$2,284	$2,048
Non-recourse borrowings
Property-specific mortgages	11	22,889	21,644
Subsidiary borrowings	11	5,102	7,076
Accounts payable and other liabilities	12	8,903	9,863
Intangible liabilities	13	891	1,112
Capital securities	14	1,425	1,570
Non-controlling interests in net assets	15	6,329	4,770
Shareholders’ equity
Preferred equity	16	870	870
Common equity	17	4,918	6,644
		$53,611	$55,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

80	Brookfield Asset Management | 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31 ( MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2008	2007
Total revenues		$12,868	$9,343
Fees earned		449	415
Revenues less direct operating costs	21
Commercial properties		1,831	1,548
Power generation		886	611
Infrastructure		196	290
Development and other properties		240	418
Specialty funds		304	370
		3,906	3,652
Investment and other income		903	857
		4,809	4,509
Expenses
Interest		1,984	1,786
Current income taxes	23	(7)	68
Asset management and other operating costs		640	464
Non-controlling interests in net income before the following	22	791	636
		1,401	1,555
Other items
Equity accounted loss from investments	24	(46)	(72)
Depreciation and amortization		(1,330)	(1,034)
Provisions and other		(267)	(112)
Future income taxes	23	461	(88)
Non-controlling interests in the foregoing items	22	430	538
Net income		$649	$787
Net income per common share	17
Diluted		$1.02	$1.24
Basic		$1.04	$1.27

Brookfield Asset Management	| 2008 ANNUAL REPORT	81

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	YEARS ENDED DECEMBER 31 ( MILLIONS)	2008	2007
	Retained earnings, beginning of year	$4,867	$4,222
	Change in accounting policy	(4)	292
	Net income	649	787
	Preferred equity issue costs	—	(6)
Shareholder distributions	– preferred equity	(44)	(44)
	– common equity	(843)	(272)
	Amount paid in excess of book value of common shares purchased for cancellation	(257)	(112)
		$4,368	$4,867

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

YEARS ENDED DECEMBER 31 ( MILLIONS)	Note	2008	2007
Net income		$649	$787
Other comprehensive (loss) income	3
Foreign currency translation		(780)	410
Available-for-sale securities		(277)	(79)
Derivative instruments designated as cash flow hedges		(45)	(73)
Future income taxes on above items		(113)	44
		(1,215)	302
Comprehensive (loss) income		$(566)	$1,089

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

YEARS ENDED DECEMBER 31 ( MILLIONS)	2008	2007
Balance, beginning of year	$445	$—
Transition adjustment – January 1, 2007	—	143
Other comprehensive (loss) income	(1,215)	302
Balance, end of year	$(770)	$445

82	Brookfield Asset Management | 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 ( MILLIONS)	Note	2008	2007
Operating activities
Net income		$649	$787
Adjusted for the following non-cash items
Depreciation and amortization		1,330	1,034
Future income taxes and other provisions		(194)	200
Realization gains		(164)	(231)
Non-controlling interest in non-cash items	22	(430)	(538)
Equity accounted loss and dividends received from investments		68	93
		1,259	1,345
Net change in non-cash working capital balances and other		(279)	1,472
Undistributed non-controlling interests in cash flows		587	467
		1,567	3,284
Financing activities
Corporate borrowings, net of repayments	27	333	476
Property-specific mortgages, net of issuances	27	(1,022)	2,484
Other debt of subsidiaries, net of issuances	27	(500)	1,824
Capital provided by non-controlling interests		533	268
Capital securities issuance/(redemption)		143	(225)
Corporate preferred equity issuance		—	181
Common shares repurchased, net of issuances	27	(249)	(121)
Common shares of subsidiaries repurchased, net of issuances		(17)	(100)
Shareholder distributions		(342)	(316)
		(1,121)	4,471
Investing activities
Investment in or sale of operating assets, net
Commercial properties	27	73	(5,140)
Power generation	27	(529)	(452)
Infrastructure	27	361	(1,330)
Development and other properties	27	(699)	(658)
Securities and loans	27	126	(528)
Financial assets	27	319	636
Investments		(187)	115
Other property, plant and equipment		(229)	(41)
		(765)	(7,398)
Cash and cash equivalents
(Decrease)/Increase		(319)	357
Balance, beginning of year		1,561	1,204
Balance, end of year		$1,242	$1,561

Brookfield Asset Management	| 2008 ANNUAL REPORT	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(a)	Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. (the “company”) and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) for which the company is considered to be the primary beneficiary.

The company accounts for investments over which it has significant influence using the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. Measurement of investments in which the company does not have a significant influence depends on the financial instrument classification.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.

(b)	Reporting Currency

The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.

The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and integrated subsidiaries are translated at the rate of exchange prevailing at year end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the Consolidated Statements of Income. Gains or losses on transactions which hedge these items are also included in the Consolidated Statements of Income. Gains or losses on translation of foreign currency denominated available-for-sale financial instruments are included in other comprehensive income.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities less than 90 days.

(d)	Operating Assets
(i)	Commercial Properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Depreciation on buildings is provided during the year on a straight-line basis over the estimated useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

CICA Handbook EIC-140, Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination and CICA Handbook EIC-137, Recognition of Customer Relationships Acquired in a Business Combination require that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market tenant and land leases, and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

84	Brookfield Asset Management | 2008 ANNUAL REPORT

(ii)	Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.

Power generating facilities under development are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.

(iii)	Infrastructure
(a)	Timberlands

Timber assets are carried at cost, less accumulated depletion. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate.

(b)	Transmission Infrastructure

Transmission assets are carried at cost, less accumulated depreciation. Depreciation on transmission and distribution facilities is provided at various rates on a straight-line basis over the estimated service lives of the assets, which is up to 40 years.

(iv)	Development and Other Properties

Development and other properties consist of residential properties, properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(v)	Financial Assets, Investments and Securities

Financial Assets include securities that are not an active component of the company’s asset management operations and are designated as either held-for-trading or available-for-sale. Investments in securities that are actively deployed in the company’s operations are classified as securities and are designated as either held-for-trading or available-for-sale. Financial Assets and Securities are recorded at fair value, with changes in fair value accounted for in net income or other comprehensive income as applicable. Equity instruments designated as available-for-sale financial assets and securities that do not have a quoted market price from an active market are carried at cost.

Investments include investments in the securities of affiliates and are accounted for using the equity method of accounting.

Provisions are established in instances where, in the opinion of management, the carrying values of financial assets or securities classified as available-for-sale have been other than temporarily impaired.

(vi)	Loans and Notes Receivable

Loans and notes receivable are recorded initially at their fair value and, with the exception of receivables designated as held-for-trading, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. Loans and notes receivable designated as held-for-trading are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables.

(e)	Asset Impairment

For assets other than securities and loans and notes receivable, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carried value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(f)	Accounts Receivable and Other

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. Included in accounts receivable and other are restricted cash and inventories which are

Brookfield Asset Management	| 2008 ANNUAL REPORT	85

carried at the lower of average cost and net realizable value and materials and supplies which are valued at the lower of average cost and replacement cost.

(g)	Intangible Assets and Liabilities

Intangible assets and liabilities with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are tested for impairment when conditions exist which may indicate that the estimated undiscounted future net cash flows from the asset are less than its carrying amount.

(h)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. If the carrying value of a subsidiary, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the subsidiary’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the subsidiary. Any goodwill impairment is charged to income in the period in which the impairment is identified.

(i)	Revenue and Expense Recognition
(i)	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events. In some cases this will require that the recognition of performance-based incentive fees be deferred to the end, or towards the end of the contract at which point performance can be more accurately measured.

(ii)	Commercial Property Operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

(iii)	Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

(iv)	Infrastructure
(a)	Timberlands

Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.

86        Brookfield Asset Management  |  2008 ANNUAL REPORT

(b)	Transmission Infrastructure

Revenue from transmission infrastructure assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at contracted rates when the electricity is delivered, and collectibility is reasonably assured.

(v)	Development and Other Properties

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.

Revenue from the sale of condominium units is recognized using the percentage-of-completion method at the time that construction is beyond a preliminary stage, sufficient units are sold and all proceeds are received or collectability is assured.

Revenue from construction projects is recognized by the percentage-of-completion method at the time that construction is beyond a preliminary stage, there are indications that the work will be completed according to plan and all proceeds are received or collectibility is assured.

(vi)	Securities and Loans and Notes Receivable

Revenue from notes receivable, loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis.

(vii)	Other

The net proceeds recorded under reinsurance contracts are accounted for as deposits until a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(j)	Derivative Financial Instruments

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Balances in respect of unrealized mark-to-market gains or losses on derivative financial instruments are recorded in Accounts Receivables and Other or Accounts Payable and Other Liabilities.

(i)	Items Designated as Hedges

Realized and unrealized gains and losses on foreign exchange forward contracts and currency swap contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest payments are included in other comprehensive income when the interest rate risk relates to an anticipated interest payments. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2008 and 2007 are recorded in other comprehensive income. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity forward and swap contracts designated as hedges of future power generation revenue are included in other comprehensive income. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

Brookfield Asset Management	| 2008 ANNUAL REPORT	87

(ii)	Items not Designated as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains or losses on other derivatives not designated as hedges are recorded in investment and other income.

(k)	Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(l)	Other Items
(i)	Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

(ii)	Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits earned by employees. The company uses the accrued benefit method pro-rated using the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.

(iii)	Liabilities and Equity

Financial instruments that must or could be settled by a variable number of the company’s common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on the Consolidated Balance Sheets under the caption “Capital Securities” and are translated into U.S. dollars at period end rates. Dividends and yield distributions on these instruments are classified as Interest expense in the Consolidated Statements of Income.

(iv)	Asset Retirement Obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

(v)	Stock-Based Compensation

The company and most of its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. and Brazilian homebuilding subsidiaries record the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how these plans operate. Under this method, vested options are revalued each reporting period, and any change in value is included in income.

(m)	Changes in Accounting Policies Adopted During 2008
(i)	Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1,2008 and the related disclosures are included as Note 19 to the consolidated financial statements in this report.

88	Brookfield Asset Management | 2008 ANNUAL REPORT

(ii)	Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008 and the related disclosures are included as Note 20 to the consolidated financial statements in this report.

(iii)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

(n)	Future Changes in Accounting Policies
(i)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of Section 3064 on its financial statements.

(ii)	International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1,2009.

2.	ACQUISITIONS

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of purchase with any excess allocated to goodwill.

(a)	Completed During 2008

During the first quarter of 2008, the company increased its ownership interest in Brookfield Real Estate Finance Partners (“BREF I”) to 33%. As a result, the company consolidates BREF I under the VIE rules. BREF I originates high quality real estate finance investments on a leveraged basis.

The company completed the acquisition of Itiquira Energetica S.A. (“Itiquira”) during the second quarter of 2008. Itiquira owns and operates a 156 megawatt hydroelectric facility located on the Itiquira River in Mato Grosso, Brazil.

During the second quarter of 2008, the company acquired MB Engenharia S.A. (“MB”). MB’s operations focus on land development and homebuilding in the middle and middle-low segments throughout Brazil.

In the fourth quarter of 2008, a subsidiary of the company merged with Company S.A. (“Company”), diluting Brookfield’s ownership in the consolidated entity. Company’s operations focus on land development and residential.

In December 2008, the company increased its ownership interest in Norbord Inc. (“Norbord”) from 36% to 60% through the purchase of 99 million common shares and 50 million warrants issued as a result of a rights offering. As a result of the increase in

Brookfield Asset Management	| 2008 ANNUAL REPORT	89

ownership, the company ceased equity accounting for its investment in Norbord and commenced consolidating Norbord. Norbord is an international producer of wood-based panels and oriented strand board.

In addition, the company also acquired $222 million of net assets which primarily relate to its timber, residential, retail mall and power generation operations.

The following table summarizes the balance sheet impact of significant acquisitions in 2008:

(MILLIONS)	BREF I	Itiquira	MB	Company	Norbord	Other	Total
Cash, accounts receivable and other	$1,389	$67	$212	$396	$127	$8	$2,199
Intangible assets	—	—	—	—	—	28	28
Goodwill	—	—	57	172	—	13	242
Property, plant and equipment	—	436	246	181	791	477	2,131
Non-recourse and corporate borrowings	(977)	(44)	(277)	(418)	(507)	(108)	(2,331)
Accounts payable and other liabilities	(134)	(7)	(174)	(45)	(160)	(21)	(541)
Future income tax asset (liability)	—	(59)	6	—	(73)	(4)	(130)
Non-controlling interests in net assets	(246)	—	(41)	(165)	(106)	(171)	(729)
	$32	$393	$29	$121	$72	$222	$869

(b)	Completed During 2007

On April 20, 2007, the company completed the acquisition of Longview Fibre Company for approximately $2.3 billion including assumed debt and recorded $593 million of goodwill. With this transaction, the company has acquired 588,000 acres of prime, freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers.

The company completed the acquisition of the Multiplex Group’s (“Multiplex”) stapled securities in the fourth quarter of 2007, comprising the shares of Multiplex Limited and the units of Multiplex Property Trust for A$5.05 per stapled security and recorded goodwill of $694 million. Multiplex is a diversified property business with operations throughout Australia, New Zealand, the United Kingdom and the Middle East. The Multiplex portfolio consists of 24 commercial properties, in addition to construction, development, facilities and funds management divisions.

In December 2007, the company completed the acquisition of a retail mall portfolio consisting of four properties in the São Paulo area and one in Rio de Janeiro. The properties were acquired for approximately $950 million.

In addition, the company acquired $972 million of net assets including other commercial properties, hydro generation facilities, and hydro generation developments, together with associated intangibles, working capital and borrowings. Included in this balance is the acquisition of a real estate equity securities manager which resulted in the recording of goodwill of $55 million in 2007.

The following table summarizes the balance sheet impact of the significant acquisitions in 2007:

(MILLIONS)	Longview	Multiplex	Retail Malls	Other	Total
Cash, accounts receivable and other	$487	$1,650	$13	$56	$2,206
Intangible assets	—	766	—	32	798
Goodwill	593	694	13	57	1,357
Property, plant and equipment	1,985	5,123	1,070	1,777	9,955
Non-recourse and corporate borrowings	(1,350)	(4,325)	(95)	(724)	(6,494)
Accounts payable and other liabilities	(160)	(1,379)	(57)	(29)	(1,625)
Intangible liabilities	—	65	—	(107)	(42)
Future income tax asset (liability)	(593)	87	6	(9)	(509)
Non-controlling interests in net assets	—	(514)	—	(62)	(576)
Preferred equity	—	—	—	(19)	(19)
	$962	$2,167	$950	$972	$5,051

90	Brookfield Asset Management | 2008 ANNUAL REPORT

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the company has immediate access. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

Fair Value of Financial Instruments

Financial instruments classified or designated as held-for-trading or available-for-sale are typically carried at fair value on the Consolidated Balance Sheets. Equity instruments designated as available-for-sale that do not have a quoted market price from an active market are carried at cost. The carrying amount of available-for-sale financial assets that do not have a quoted market price from an active market was $143 million at December 31, 2008 (2007 – $182 million). Any changes in the fair values of financial instruments classified as held-for-trading or available-for-sale are recognized in Net Income or Other Comprehensive Income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in Accumulated Other Comprehensive Income are reclassified to Net Income when the underlying security is either sold or there is a decline in value that is considered to be other than temporary. During the year ended December 31, 2008, $26 million of net deferred losses previously recognized in Accumulated Other Comprehensive Income were reclassified to Net Income as a result of the sale of available-for-sale securities and other than temporary impairment of securities.

Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. As at December 31, 2008, unrealized gains and losses in the fair values of available-for-sale financial instruments measured at fair value amounted to $25 million (2007 – $164 million) and $169 million (2007 – $243 million) respectively. Unrealized gains and losses for debt and equity securities are primarily due to changing interest rates, market prices and foreign exchange movements. As at December 31,2008, the company did not consider any investments to be other than temporarily impaired.

Gains or losses arising from changes in the fair value of held-for-trading financial assets are presented in the Consolidated Statements of Income, within investment and other income in the period in which they arise. Dividends on held-for-trading and available-for-sale financial assets are recognized in the Consolidated Statements of Income as part of investment and other income when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method and recognized in the Consolidated Statements of Income as part of investment and other income.

Brookfield Asset Management	| 2008 ANNUAL REPORT	91

Carrying Value and Fair Value of Selected Financial Instruments

The following table provides a comparison of the carrying values and fair values for selected financial instruments as at December 31,2008 and December 31,2007.

				December 31, 2008				December 31, 2007
Financial Instrument Classification	Held-for- Trading	Available-for-Sale		Held-to- Maturity	Loans Receivable and Other Liabilities	Total		Total
Measurement Basis (MILLIONS)	(Fair Value)	(Fair Value)	(Cost)		(Amortized Cost)	(Carrying Value)	(Fair Value)	(Carrying Value)	(Fair Value)
Financial assets
Cash and cash equivalents	$1,242	$—	$—	$—	$—	$1,242	$1,242	$1,561	$1,561
Financial Assets
Government bonds	130	46	—	—	—	176	176	420	420
Corporate bonds	139	90	—	—	—	229	229	371	371
Fixed income securities	3	33	—	—	—	36	36	62	62
Common shares	72	100	—	—	—	172	172	308	308
Loans receivable	—	—	—	—	174	174	174	368	368
	344	269	—	—	174	787	787	1,529	1,529
Accounts receivable and other	610	—	—	—	3,056	3,666	3,666	3,519	3,519
Securities
Government bonds	—	381	—	—	—	381	381	465	465
Corporate bonds	—	344	—	—	—	344	344	670	670
Fixed income securities	—	408	—	—	—	408	408	449	449
Common shares	—	27	143	—	—	170	473	244	1,138
	—	1,160	143	—	—	1,303	1,606	1,828	2,722
Loans and notes receivable	—	—	—	1,752	309	2,061	1,596	909	909
	$2,196	$1,429	$143	$1,752	$3,539	$9,059	$8,897	$9,346	$10,240
Financial liabilities
Corporate borrowings	$—	$—	$—	$—	$2,284	$2,284	$2,144	$2,048	$2,068
Property-specific mortgages	—	—	—	—	22,889	22,889	22,376	21,253	21,253
Subsidiary borrowings	—	—	—	—	5,102	5,102	4,863	7,463	7,470
Accounts payable and other liabilities	371	—	—	—	7,070	7,441	7,441	8,051	8,051
Capital securities	—	—	—	—	1,425	1,425	1,293	1,570	1,561
	$371	$—	$—	$—	$38,770	$39,141	$38,117	$40,385	$40,403

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

The company uses energy derivative contracts primarily to hedge the sale of power, interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and equity derivatives to hedge the long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the year ended December 31, 2008, pre-tax net unrealized gains of $3 million (2007 – loss of $73 million) were recorded in Other Comprehensive Income for the effective portion of the cash flow hedges.

92	Brookfield Asset Management | 2008 ANNUAL REPORT

Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2008, unrealized pre-tax net gains of $285 million (2007 – loss of $208 million) were recorded in Other Comprehensive Income for the effective portion of hedges of net investments in self-sustaining foreign operations.

4.	INVESTMENTS

Equity accounted investments include the following:

	% of Investment		Book Value
(MILLIONS)	2008	2007	2008	2007
Chile Transmission	17%	28%	$324	$330
Property funds	20 - 25%	20 - 25%	233	382
Brazil Transmission	3 - 10%	7.5 -25%	207	205
Norbord Inc.	—	41%	—	180
Real Estate Finance Fund	—	27%	—	148
Other			126	107
Total			$890	$1,352

On March 12, 2008, following a change in the ownership structure of the Real Estate Finance Fund, the company commenced accounting for its investment on a consolidated basis. During the fourth quarter of 2008, the company increased its ownership interest in Norbord Inc. and began accounting for its investment on a consolidated basis.

5.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note	2008	2007
Accounts receivable	(a)	$3,056	$2,892
Prepaid expenses and other assets	(b)	3,644	3,620
Restricted cash	(c)	610	627
Total		$7,310	$7,139

(a)	Accounts Receivable

Included in accounts receivable are loans receivable from employees of the company and consolidated subsidiaries of $6 million (2007 – $4 million).

(b)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets includes $778 million (2007 – $773 million) of levelized receivables arising from straight-line revenue recognition for commercial property leases and power sales contracts. Also included is $711 million (2007 – $932 million) of future income tax assets and $993 million (2007 – $807 million) of inventory primarily related to completed residential properties and pulp and paper products.

(c)	Restricted Cash

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

6.	INTANGIBLE ASSETS

Intangible assets includes $1,470 million (2007 – $1,953 million) related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties which is presented net of $526 million (2007 – $275 million) accumulated amortization.

Brookfield Asset Management	| 2008 ANNUAL REPORT	93

7.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Note	2008	2007
Commercial properties	(a)	$19,274	$20,796
Power generation	(b)	4,954	5,137
Infrastructure	(c)	2,879	3,046
Development and other properties	(d)	7,282	7,696
Other plant and equipment	(e)	1,986	1,050
Total		$36,375	$37,725

(a)	Commercial Properties

(MILLIONS)	2008	2007
Commercial properties	$20,711	$22,086
Less: accumulated depreciation	1,437	1,290
Total	$19,274	$20,796

Commercial properties carried at a net book value of approximately $3,934 million (2007 – $4,000 million) are situated on land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $29 million (2007 – $28 million) annually for the next five years and $3,298 million (2007 – $3,256 million) in total on an undiscounted basis.

Construction costs of $103 million and interest costs of $46 million were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2008 (2007 – $40 million and $31 million respectively).

(b)	Power Generation

(MILLIONS)	2008	2007
Hydroelectric power facilities	$5,233	$5,095
Wind energy	326	393
Co-generation and pumped storage	313	362
	5,872	5,850
Less: accumulated depreciation	1,018	949
	4,854	4,901
Generating facilities under development	100	236
Total	$4,954	$5,137

Generation assets includes the cost of the company’s 162 hydroelectric generating stations, wind energy, pumped storage and two natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2046.

(c)	Infrastructure

(MILLIONS)	Note	2008	2007
Timberlands	(i)	$2,721	$2,853
Transmission	(ii)	158	193
Total		$2,879	$3,046

(i)	Timberlands

(MILLIONS)	2008	2007
Timberlands	$2,987	$3,202
Other property, plant and equipment	19	21
	3,006	3,223
Less: accumulated depletion and amortization	285	370
Total	$2,721	$2,853

94	Brookfield Asset Management | 2008 ANNUAL REPORT

(ii)	Transmission

(MILLIONS)	2008	2007
Transmission lines and infrastructure	$167	$186
Other property, plant and equipment	82	90
	249	276
Less: accumulated depreciation	91	83
Total	$158	$193

The company’s transmission infrastructure assets are comprised of power transmission and distribution networks, which are operated under regulated rate base arrangements that are applied to the company’s invested capital.

(d)	Development and Other Properties

Development and other properties include properties relating to the company’s opportunity investments, residential properties, properties under development and properties held for development, and construction operations.

(MILLIONS)	Note		2008	2007
Opportunity investments	(i	)	$850	$981
Residential	(ii	)	1,927	1,850
Under development	(iii	)	2,141	3,660
Held for development	(iii	)	2,240	1,158
Construction			124	47
Total			$7,282	$7,696

(i) Opportunity Investments

(MILLIONS)			2008	2007
Commercial and other properties			$926	$1,017
Less: accumulated depreciation			76	36
Total			$850	$981

(ii) Residential

(MILLIONS)			2008	2007
Residential properties – owned			$1,858	$1,747
– optioned			69	103
Total			$1,927	$1,850

Residential properties include infrastructure, land (owned and under option), and construction in progress for single-family homes and condominiums. During 2008, the company capitalized $148 million of interest (2007 – $85 million) of interest to its residential land operations.

(iii)	Under Development and Held for Development

Properties that are currently under development or held for future development include commercial developments, residential land, and rural lands held for future development in agricultural or residential areas. During 2008, the company capitalized construction related costs of $298 million (2007 – $203 million) and interest costs of $99 million (2007 – $58 million) to its commercial development sites.

(e)	Other Plant and Equipment

Other plant and equipment includes capital assets associated primarily with the company’s investments in Fraser Papers, Norbord, Western Forest Products, and restructuring funds.

Brookfield Asset Management	| 2008 ANNUAL REPORT	95

8.	SECURITIES

(MILLIONS)	2008	2007
Government bonds	$381	$465
Corporate bonds	344	670
Fixed income securities	408	449
Common shares	27	62
Canary Wharf Group common shares	143	182
Total	$1,303	$1,828

Securities represent holdings that are actively deployed in the company’s financial operations and include $954 million (2007 – $1,638 million) owned through the company’s insurance operations.

Corporate bonds include fixed-rate securities totalling $340 million (2007 – $634 million) with an average yield of 6.1% (2007 – 5.2%) and an average maturity of approximately three years. Government bonds and fixed-income securities include predominantly fixed-rate securities.

During the fourth quarter of 2008, the company transferred its investment in Canary Wharf Group to a pound sterling self-sustaining subsidiary.

9.	LOANS AND NOTES RECEIVABLE

Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2008 is below the carrying value by $465 million (2007 – $nil million) based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

The loans and notes receivable mature over the next eight years (2007 – five years), with an average maturity of approximately one year (2007 – two years) and include fixed rate loans totalling $107 million (2007 – $5 million) with an average yield of 7.4% (2007 – 10.0%).

10.	CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	2008	2007
Term debt	Public –U.S.	December 12, 2008	8.13%	US$	$—	$300
Term debt	Public – U.S.	March 1, 2010	5.75%	US$	200	200
Term debt	Public – U.S.	June 15, 2012	7.13%	US$	350	350
Term debt	Private –U.S.	October 23, 2012	6.40%	US$	75	—
Term debt	Private – U.S.	October 23, 2013	6.65%	US$	75	—
Term debt	Public – U.S.	April 25, 2017	5.80%	US$	250	250
Term debt	Public –Canadian	April 25, 2017	5.29%	C$	205	250
Term debt	Public – U.S.	March 1, 2033	7.38%	US$	250	250
Term debt	Public – Canadian	June 14, 2035	5.95%	C$	246	300
Commercial paper and bank borrowings			L + 63 b.p.	US$/C$	649	167
Deferred financing costs [1]					(16)	(19)
Total					$2,284	$2,048

1    Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

L – One month LIBOR        b.p. – Basis Points

Term debt borrowings have a weighted average interest rate of 6.3% (2007 – 6.6%), and include $451 million (2007 – $550 million) repayable in Canadian dollars equivalent to C$550 million (2007 – C$550 million).

The fair value of corporate borrowings at December 31, 2008 was below the company’s carrying values by $140 million (2007 – exceeded by $20 million), determined by way of discounted cash flows using market rates adjusted for the company’s

96	Brookfield Asset Management | 2008 ANNUAL REPORT

credit spreads. Corporate borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

In October 2008, the company issued $150 million of unsecured private placement term debt comprising $75 million of 5 year, 6.65% notes and $75 million of 4 year 6.4% notes. In December 2008, the company repaid a $300 million corporate debt maturity.

11.	NON-RECOURSE BORROWINGS

(a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five years and thereafter are as follows:

(MILLIONS)	Commercial Properties	Power Generation	Infrastructure	Development and Other Properties	Specialty Funds	Total Annual Repayments
2009	$1,109	$329	$—	$956	$30	$2,424
2010	1,315	199	34	1,022	580	3,150
2011	4,487	182	32	279	—	4,980
2012	264	639	—	292	66	1,261
2013	1,925	103	424	66	—	2,518
Thereafter	4,770	2,136	1,152	61	437	8,556
Total – 2008	$13,870	$3,588	$1,642	$2,676	$1,113	$22,889
Total – 2007	$13,314	$3,488	$1,796	$3,046	$—	$21,644

Property-specific mortgages include $3,005 million (2007 – $3,211 million) repayable in Canadian dollars equivalent to C$3,670 million (2007 – C$3,206 million); $846 million (2007 – $164 million) in Brazilian real equivalent to R$1,978 million (2007 – R$291 million); $725 million (2007 – $561 million) in British pounds equivalent to £496 million (2007 – £283 million); $101 million (2007 – $nil) in New Zealand dollars equivalent to NZ$171 million (2007 – NZ$nil); and $2,074 million (2007 – $2,360 million) in Australian dollars equivalent to A$2,943 million (2007 – A$2,697 million). The weighted average interest rate at December 31,2008 was 5.8% per annum (2007 – 6.1%).

Property-specific mortgages are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

The fair value of property-specific mortgages was below the company’s carrying values by $513 million (2007 – $nil), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

(b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

(MILLIONS)	Commercial Properties	Power Generation	Infrastructure	Development and Other Properties	Other	Total Annual Repayments
2009	$360	$369	$4	$393	$297	$1,423
2010	80	—	1	497	168	746
2011	—	—	141	54	385	580
2012	—	—	—	19	273	292
2013	711	—	—	99	15	825
Thereafter	—	284	—	33	919	1,236
Total – 2008	$1,151	$653	$146	$1,095	$2,057	$5,102
Total – 2007	$2,793	$797	$8	$1,389	$2,089	$7,076

The fair value of subsidiary borrowings was below the company’s carrying values by $239 million (2007 – exceeded by $7 million), determined by way of discounted cash flows using market rates adjusted for applicable credit spreads.

Subsidiary borrowings include $1,034 million (2007 – $1,504 million) repayable in Canadian dollars equivalent to C$1,262 million (2007 – C$1,502 million); $552 million (2007 – $820 million) in Brazilian real equivalent to R$1,290 million (2007 – R$1,455 million); $9 million (2007 – $9 million) in British pounds equivalent to £6 million (2007 – £4 million); $47 million (2007 – $25 million) in European euros equivalent to €33 million (2007 – €17 million); $760 million (2007 – $1,573 million) in Australian dollars

Brookfield Asset Management	| 2008 ANNUAL REPORT	97

equivalent to A$1,078 million (2007 – A$1,798 million); and $nil (2007 – $126 million) in Japanese yen equivalent to ¥nil (2007 – ¥14,030 million). The weighted average interest rate at December 31,2008 was 6.4% per annum (2007 – 9.3%).

Commercial properties includes $240 million (2007 – $257 million) invested by investment partners in the form of debt capital in entities that are required to be consolidated into the company’s accounts.

Residential property debt represents amounts drawn under construction financing facilities which are typically established on a project-by-project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single-family homes and condominiums and redrawn to finance the construction of new homes.

Subsidiary borrowings include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $675 million (2007 – $584 million) of subsidiary obligations relating to the company’s international operations that are subject to credit rating provisions and which are supported by corporate guarantees.

Subsidiary borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized costs calculated using the effective interest method.

12.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	Note	2008	2007
Accounts payable	(a)	$4,494	$5,020
Other liabilities and future tax liabilities	(b)	4,409	4,843
Total		$8,903	$9,863

(a)	Accounts Payable

Accounts payable include $1,014 million (2007 – $1,560 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.

(b)	Other Liabilities and Future Tax Liabilities

Other liabilities include the fair value of the company’s obligations to deliver securities it did not own at the time of sale and obligations pursuant to financial instruments. Future tax liabilities as at December 31,2008 are $1,461 million (2007 – $1,925 million).

13.	INTANGIBLE LIABILITIES

Intangible liabilities represent below-market tenant leases and above-market ground leases assumed on acquisitions, net of accumulated amortization. At December 31, 2008, $891 million (2007 – $1,112 million) of below market leases were recorded net of $374 million amortization (2007 – $218 million).

14.	CAPITAL SECURITIES

The company has the following capital securities outstanding:

(MILLIONS)	Note	2008	2007
Corporate preferred shares	(a)	$543	$517
Subsidiary preferred shares	(b)	882	1,053
Total		$1,425	$1,570

98	Brookfield Asset Management | 2008 ANNUAL REPORT

(a)	Corporate Preferred Shares and Preferred Securities

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Distribution Rate	Currency	2008	2007
Class A preferred shares	10,000,000	Series 10	5.75%	C$	$205	$251
	4,032,401	Series 11	5.50%	C$	83	101
	7,000,000	Series 12	5.40%	C$	143	175
	6,000,000	Series 21	5.00%	C$	123	—
Deferred financing costs					(11)	(10)
Total					$543	$517

On June 25, 2008, the company issued 6,000,000 Class A Series 21, 5% preferred shares for cash proceeds of C$150 million, and incurred transaction costs of C$5 million.

Subject to approval of the Toronto Stock Exchange, the Series 10, 11, 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder, at any time after the following dates:

Class A Preferred Shares	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018
Series 21	June 30, 2013	June 30, 2013	June 30, 2013

(b)	Subsidiary Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	2008	2007
Class AAA preferred shares of	8,000,000	Series F	6.00%	C$	$164	$200
Brookfield Properties Corporation	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	164	200
	8,000,000	Series I	5.20%	C$	164	200
	8,000,000	Series J	5.00%	C$	164	200
	6,000,000	Series K	5.20%	C$	123	150
Deferred financing costs					(7)	(7)
Total					$882	$1,053

The subsidiary preferred shares are redeemable at the option of either the company or the holder, at any time after the following dates:

Class AAA Preferred Shares	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

Brookfield Asset Management	| 2008 ANNUAL REPORT	99

15.	NON-CONTROLLING INTERESTS IN NET ASSETS

Non-controlling interests in net assets represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	2008	2007
Common equity	$5,883	$4,232
Preferred equity	446	538
Total	$6,329	$4,770

16.	PREFERRED EQUITY

Preferred equity represents perpetual preferred shares.

			Issued and Outstanding
(MILLIONS, EXCEPT SHARE IN FORMATION)	Rate	Term	2008	2007	2008	2007
Class A preferred shares
Series 2	70% P	Perpetual	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P	Perpetual	1,805,948	1,805,948	29	29
Series 9	4.35%	Perpetual	2,194,052	2,194,052	35	35
Series 13	70% P	Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p. [1]	Perpetual	2,000,000	2,000,000	42	42
Series 17	4.75%	Perpetual	8,000,000	8,000,000	174	174
Series 18	4.75%	Perpetual	8,000,000	8,000,000	181	181
Total					$870	$870

1    Rate determined in a quarterly auction

P – Prime Rate        B.A. – Bankers’ Acceptance Rate        b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

17.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	2008	2007
Class A and B common shares	$ 1,278	$ 1,275
Contributed surplus	42	57
Retained earnings	4,368	4,867
Accumulated other comprehensive (loss) income	(770)	445
Common equity	$ 4,918	$ 6,644
NUMBER OF SHARES
Class A common shares	572,479,652	583,527,581
Class B common shares	85,120	85,120
	572,564,772	583,612,701
Unexercised options	27,761,269	27,344,215
Total diluted common shares	600,326,041	610,956,916

100	Brookfield Asset Management | 2008 ANNUAL REPORT

(a)	Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2008 and 2007, the number of issued and outstanding common shares changed as follows:

	2008	2007
Outstanding at beginning of year	583,612,701	581,815,929
Shares issued (repurchased)
Dividend reinvestment plan	161,386	71,251
Management share option plan	3,014,077	4,920,468
Business acquisitions	—	1,795,297
Repurchases	(14,224,303)	(4,985,802)
Other	911	(4,442)
Outstanding at end of year	572,564,772	583,612,701

In 2008, the company repurchased 14,224,303 (2007 – 4,985,802) Class A common shares under normal course issuer bids at a cost of $287 million (2007 – $163 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $33 million (2007 – $45 million).

On November 16, 2007, the company issued 1,795,297 Class A common shares to acquire a real estate securities manager representing consideration of $66 million.

(b)	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2008	2007
Net income	$649	$787
Preferred share dividends	(44)	(44)
Net income available for common shareholders	$605	$743
Weighted average outstanding common shares	581.1	582.4
Dilutive effect of options using treasury stock method	10.8	17.1
Common shares and common share equivalents	591.9	599.5

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

(c)	Stock-Based Compensation

Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2008, the company granted 3,823,000 (2007 – 3,516,763) options with an average exercise price of $31.21 (C$31.47) (2007 – C$38.67) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2007 – 7.5 year), 27% volatility (2007 – 22%), a weighted average expected annual dividend yield of 1.7% (2007 – 1.2%) and a risk-free rate of 3.9% (2007 – 4.0%). The cost of $21 million (2007 – $26 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.

Brookfield Asset Management	| 2008 ANNUAL REPORT	101

The changes in the number of options during 2008 and 2007 were as follows:

	2008			2007
	Number of Options (000’s)	Weighted Average Exercise Price		Number of Options (000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	27,344	C$	17.12	28,992	C$	13.25
Granted	3,823		31.47	3,517		38.67
Exercised	(3,014)		10.18	(4,921)		9.20
Cancelled	(392)		34.54	(244)		26.87
Outstanding at end of year	27,761	C$	19.61	27,344	C$	17.12
Exercisable at end of year	16,671			15,876

At December 31,2008, the following options to purchase Class A common shares were outstanding:

Number Outstanding (000’s)	Exercise Price	Weighted Average Remaining Life	Number Exercisable (000’s)
1,439	C$4.90 – C$5.69	1.3 years	1,439
3,875	C$5.72 – C$8.56	2.1 years	3,875
4,510	C$8.71 – C$12.28	3.8 years	4,490
3,011	C$13.37 – C$16.63	5.3 years	2,374
8,022	C$19.71 – C$29.47	6.5 years	3,825
6,904	C$29.91 – C$46.59	8.7 years	668
27,761			16,671

A Restricted Share Unit Plan provides for the issuance of Deferred Share Units (“DSUs”), as well as Restricted Share Appreciation Units (“RSAUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSAUs. The value of the vested DSUs and RSAUs as at December 31,2008 was $132 million (2007 – $372 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2008, including those of operating subsidiaries, totalled $61 million (2007 – $48 million), net of the impact of hedging arrangements.

18.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

102	Brookfield Asset Management | 2008 ANNUAL REPORT

The aggregate notional amount of the company’s derivative positions at the end of 2008 and 2007 are as follows:

(MILLIONS)	Note	2008	2007
Foreign exchange	(a)	$3,607	$2,887
Interest rates	(b)	8,085	8,694
Credit default swaps	(c)	2,465	2,350
Equity derivatives	(d)	417	870
Commodity instruments (energy)	(e)	198	193
		$14,772	$14,994

(a)	Foreign Exchange

At December 31, 2008, the company held foreign exchange contracts with a notional amount of $361 million (2007 – $1,562 million) at an average exchange rate of $1.22 (2007 – $1.01) to manage its Canadian dollar exposure. At December 31, 2008, the company held foreign exchange contracts with a notional amount of $960 million (2007 – $198 million) at an average exchange rate of $1.48 (2007 – $1.99) to manage its British pound exposure. The company also held foreign exchange contracts with a notional amount of $1,053 million (2007 – $nil) at an average exchange rate of 0.67 to manage its Australian dollar exposure. The company held cross currency interest rate swap contracts with a notional amount of $864 million (2007 – $946 million), to manage its Canadian dollar and Australian dollar exposure. The remaining foreign exchange contracts relate to the company’s Brazilian and European operations.

Included in 2008 income, are net gains on foreign currency balances amounting to $37 million (2007 – net losses of $24 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $139 million (2007 – net losses of $60 million), which are offset by translation losses on the underlying net assets.

(b)	Interest Rates

At December 31, 2008, the company held interest rate swap contracts having an aggregate notional amount of $400 million (2007 – $1,200 million). The company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $3,292 million (2007 – $3,191 million) of which $400 million (2007 – $400 million) was guaranteed by the company. The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $4,393 million (2007 – $4,303 million).

(c)	Credit Default Swaps

As at December 31, 2008, the company held credit default swap contracts with an aggregate notional amount of $2,465 million (2007 – $2,350 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $2,407 million (2007 – $2,334 million) of the notional amount and could be required to make payments in respect of $58 million (2007 – $16 million) of the notional amount.

(d)	Equity Derivatives

At December 31, 2008, the company and its subsidiaries held equity derivatives with a notional amount of $417 million (2007 – $870 million) recorded at an amount equal to fair value. A portion of the notional amount represents a hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

(e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements at year end.

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected as either fair value hedges, cash flow hedges or net investment hedges, and

Brookfield Asset Management	| 2008 ANNUAL REPORT	103

presents the effective portion of the hedge recorded in either other comprehensive income or in income, depending on the hedge classification and the ineffective portion of the hedge recorded in Net Income during the year:

		Net Gain (Losses)
(MILLIONS)	Notional	Effective Portion	Ineffective Portion
Fair value hedges	$238	$ (5)	$ (2)
Cash flow hedges	6,722	21	(7)
Net investment hedges	2,750	136	—
	$9,710	$ 152	$ (9)

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity, as at December 31,2008, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

	Residual Term to Contractual Maturity
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount
Held-for-trading
Foreign exchange derivatives	$204	$148	$—	$352
Interest rate derivatives
Interest rate swaps	192	631	505	1,328
Interest rate caps	357	36	—	393
	549	667	505	1,721
Credit default swaps	10	2,453	2	2,465
Equity derivatives	4	372	33	409
Commodity derivatives	35	9	71	115
	$802	$3,649	$611	$5,062
Elected for hedge accounting
Foreign exchange derivatives	$2,421	$650	$184	$3,255
Interest rate derivatives
Interest rate swaps	964	1,375	25	2,364
Interest rate caps	—	4,000	—	4,000
	964	5,375	25	6,364
Equity derivatives	—	8	—	8
Commodity derivatives	13	70	—	83
	$3,398	$6,103	$209	$9,710
	$4,200	$9,752	$820	$14,772

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31,2008 and 2007, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2008	Unrealized Losses During 2008	Net Change During 2008	2007 Net Change
Foreign exchange derivatives	$218	$(42)	$176	$(84)
Interest rate derivatives
Interest rate swaps	195	(375)	(180)	(127)
Interest rate caps	2	—	2	—
	197	(375)	(178)	(127)
Credit default swaps	47	(20)	27	98
Equity derivatives	19	(238)	(219)	(38)
Commodity derivatives	304	(157)	147	(58)
	$785	$(832)	$(47)	$(209)

19.	RISK MANAGEMENT

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

104	Brookfield Asset Management | 2008 ANNUAL REPORT

a)	Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates such as equity prices, commodity prices or credit spreads.

The company attempts to reduce market risk from foreign currency assets and liabilities and the impact at changes in interest rates, floating rate assets and liabilities by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Financial instruments held by the company that are subject to market risk include securities and loans receivable, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts. The categories of financial instruments that can potentially give rise to significant variability are described in the following paragraphs.

Interest rate risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped to floating rates or fixed rates with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $13 million on an annualized basis.

Changes in the value of held-for-trading interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income together with the change in the value of the item being hedged. The impact of a 10 basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $8 million and an increase in other comprehensive income of $1 million, before tax as at December 31,2008.

Currency risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar in addition to any changes in the value of the financial instruments in the relevant foreign currency due to other risks.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $21 million increase in the value of these positions on a combined basis, of which $14 million relates to the Canadian dollar. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in self-sustaining operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $40 million as at December 31, 2008, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% increase in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives in respect of compensation arrangements, would have increased net income by $1 million and decreased other comprehensive

Brookfield Asset Management	| 2008 ANNUAL REPORT	105

income by $2 million, prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $15 million. This increase would be offset by a $15 million change in value of the associated equity derivatives of which $14 million would offset the above mentioned increase in compensation expense and the remaining $1 million would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements or financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2008 by approximately $15 million and other comprehensive income by $12 million, prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with an aggregate net notional amount of $2.5 billion at December 31, 2008. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis point increase in the credit spread of the underlying reference assets would have increased net income by $11 million for the year ended December 31,2008, prior to taxes.

b)	Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivables and credit investments is equal to the carrying value.

c)	Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains a high level of liquidity at the corporate level. The primary source of liquidity consists of cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. These risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

20.	CAPITAL MANAGEMENT

The capital of the company consists of the components of shareholders’ equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2008, these items totalled $6.3 billion on a book value basis (2007 – $8.0 billion).

106	Brookfield Asset Management | 2008 ANNUAL REPORT

The company’s objectives when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary debt that is guaranteed by the company or is otherwise considered corporate in nature, totalled $3.0 billion at December 31, 2008 (2007 – $2.8 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2008 was 28% (2007 – 23%), which is within the company’s target of between 20% and 30% on a book value basis.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property specific financings, subsidiary borrowings, capital securities as well as common and preferred equity and equity held by other investors in consolidated entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is typically managed with the objective of maintaining investment grade levels in most circumstances and is, except limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2008. The company and its consolidated entities are also in compliance with all covenants and other capital requirements arising from regulatory or contractual obligations of material consequence to the company.

21.	REVENUES LESS DIRECT OPERATING COSTS

Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes, other provisions and non-controlling interests in income. The details are as follows:

(MILLIONS)	Revenue	2008 Expenses	Net	Revenue	2007 Expenses	Net
Commercial properties	$2,761	$930	$1,831	$2,851	$1,303	$1,548
Power generation	1,286	400	886	959	348	611
Infrastructure	455	259	196	599	309	290
Development and other properties	3,689	3,449	240	1,802	1,384	418
Specialty funds	2,090	1,786	304	1,246	876	370
	$10,281	$6,824	$3,457	$7,457	$4,220	$3,237

22.	NON-CONTROLLING INTERESTS IN INCOME

Non-controlling interests of others in income is segregated into the non-controlling share of income before certain items and their share of those items, which include depreciation and amortization, income taxes and other provisions.

(MILLIONS)	2008	2007
Non-controlling interests’ share of income prior to the following	$791	$636
Non-controlling interests’ share of depreciation and amortization, and future income taxes and other provisions	(430)	(538)
Non-controlling interests in income	$361	$98
Distributed as recurring dividends
Preferred	$2	$5
Common	203	169
Undistributed (Overdistributed)	156	(76)
Non-controlling interests in income	$361	$98

23. INCOME TAXES

(MILLIONS)	2008	2007
Current	$(7)	$68
Future	(461)	88
Current and future income tax (recovery) expense	$(468)	$156

Future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $215 million (2007 – $359 million) that relate to

Brookfield Asset Management	| 2008 ANNUAL REPORT	107

non-capital losses which expire over the next 20 years, and $82 million (2007 – $105 million) that relate to capital losses which have no expiry date. The company’s U.S. subsidiaries have future income tax assets of $177 million (2007 – $272 million) that relate to net operating losses which expire over the next 20 years. The company’s international subsidiaries have future income tax assets of $237 million (2007 – $196 million) that relate to operating losses which generally have no expiry date. The amount of non-capital and capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $3,004 million (2007 – $2,825 million). The future income tax liabilities represent the cumulative amount of income tax payable on the differences between the book values and the tax values of the company’s assets and liabilities at the rates expected to be effective at the time the differences are anticipated to reverse. The future income tax liabilities relate primarily to differences between book values and tax values of property, plant and equipment due to different depreciation rates for accounting and tax purposes. The future income tax assets and liabilities are recorded in accounts receivable and other and accounts payable and other liabilities on the balance sheet.

The following table reflects the company’s effective tax rate at December 31,2008 and 2007:

	2008	2007
Statutory income tax rate	33%	33%
Increase (reduction) in rate resulting from
Portion of gains not subject to tax	(6)	(13)
Lower income tax rates in other jurisdictions	(45)	(8)
Change in tax rates on temporary differences	(99)	(7)
Derecognition of future tax assets/(liabilities)	7	(9)
Foreign exchange gain and losses	(27)	9
Non-recognition of the benefit of current year’s tax losses	27	2
Other	13	7
Effective income tax rate	(97)%	14%

24.	EQUITY ACCOUNTED LOSS FROM INVESTMENTS

Equity accounted loss from investments includes the following:

(MILLIONS)	2008	2007
Norbord	$(46)	$(17)
Fraser Papers [1]	—	(23)
Stelco Inc. [2]	—	(32)
Total	$(46)	$(72)
1	During 2007, the company increased its ownership in Fraser Papers to 56% and started to account for the investment on a consolidated basis
2	During 2007, the company sold its 23% common equity interest in Stelco

25.	JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures that are reflected in the company’s accounts:

(MILLIONS)	2008	2007
Assets	$5,615	$4,841
Liabilities	2,912	2,287
Operating revenues	693	724
Operating expenses	454	408
Net income	92	285
Cash flows from operating activities	104	283
Cash flows (used in) from investing activities	(145)	74
Cash flows from (used in) financing activities	105	(189)

26.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expenses for 2008 were $13 million (2007 – $2 million). The discount rate used was 6% (2007 – 6%) with an increase in the rate of compensation of 3% (2007 – 4%) and an investment rate of 7% (2007 – 8%).

108	Brookfield Asset Management | 2008 ANNUAL REPORT

(MILLIONS)	2008	2007
Plan assets	$983	$688
Less accrued benefit obligation:
Defined benefit pension plan	(1,094)	(586)
Other post-employment benefits	(62)	(62)
Net (liability) asset	(173)	40
Less: Unamortized transitional obligations and net actuarial losses	291	14
Accrued benefit asset	$118	$54

27. SUPPLEMENTAL CASH FLOW INFORMATION

(MILLIONS)	2008	2007
Corporate borrowings
Issuances	$150	$474
Repayments	(300)	(165)
Net commercial paper and bank borrowings issued	483	167
Net	$333	$476
Property-specific mortgages
Issuances	$4,620	$4,113
Repayments	(5,642)	(1,629)
Net	$(1,022)	$2,484
Other debt of subsidiaries
Issuances	$1,379	$2,897
Repayments	(1,879)	(1,073)
Net	$(500)	$1,824
Common shares
Issuances	$32	$44
Repayments	(281)	(165)
Net	$(249)	$(121)
Commercial property
Proceeds of dispositions	$768	$328
Investments	(695)	(5,468)
Net	$73	$(5,140)
Power
Proceeds of dispositions	$—	$—
Investments	(529)	(452)
Net	$(529)	$(452)
Infrastructure
Proceeds of dispositions	$613	$—
Investments	(252)	(1,330)
Net	$361	$(1,330)
Development and other properties
Proceeds of dispositions	$216	$127
Investments	(915)	(785)
Net	$(699)	$(658)
Securities
Securities sold	$604	$128
Securities purchased	(319)	(552)
Loans collected	781	707
Loans advanced	(940)	(811)
Net	$126	$(528)
Financial assets
Securities sold	$665	$1,396
Securities purchased	(346)	(760)
Net	$319	$636

Brookfield Asset Management	| 2008 ANNUAL REPORT	109

Cash taxes paid were $78 million (2007 – $103 million) and are included in current income taxes. Cash interest paid totalled $2,163 million (2007 – $1,686 million). Sustaining capital expenditures in the company’s power generating operations were $70 million (2007 – $50 million), in its property operations were $48 million (2007 – $45 million) and in its transmission operations were $9 million (2007 – $10 million).

28.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	commercial properties operations, which are principally commercial office properties and retail properties, located primarily in major North American, Brazilian, and Australian cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(c)

infrastructure operations, which are predominantly timberlands and electrical transmission and distribution systems. The company’s timberland operations are located in North America and Brazil. The electrical transmission and distribution systems are located in Northern Ontario and Chile;

(d)

development and other properties operations, which are principally commercial and residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	specialty funds, which include the company’s bridge lending, real estate finance and restructuring funds, and which are managed by the company for itself and for its institutional partners.

Non-operating assets and related revenues, cash flows and income are presented as financial assets and other. Revenue, net income and assets by reportable segments are as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008			2007
	Revenue	Net Income	Assets	Revenue	Net Income	Assets
Commercial properties	$3,075	$203	$23,699	$2,891	$24	$23,571
Power generation	1,286	328	6,778	971	106	7,106
Infrastructure	616	37	4,414	622	4	4,230
Development and other properties	3,654	(7)	9,822	1,751	138	12,115
Specialty funds	2,139	126	3,943	1,368	187	2,676
Cash, financial assets, fee revenues and other	2,098	(38)	4,955	1,740	328	5,899
	$12,868	$649	$53,611	$9,343	$787	$55,597

Revenue and assets by geographic segments are as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2008			2007
(MILLIONS)	Revenue		Assets	Revenue		Assets
United States	$5,617		$27,220	$4,844		$27,156
Canada	3,005		11,755	2,604		12,248
Australia	1,826		6,031	622		8,323
Brazil	1,092		5,749	636		5,648
Europe	543		1,901	251		1,154
Other	785		955	386		1,068
	$12,868		$53,611	$9,343		$55,597

110	Brookfield Asset Management | 2008 ANNUAL REPORT

29.	OTHER INFORMATION

Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2008, the company and its subsidiaries had $1,269 million (2007 – $1,068 million) of such commitments outstanding of which $211 million (2007 – $95 million) is included on liabilities in the consolidated balance sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

Insurance

The company conducts insurance operations as part of its asset management activities. As at December 31, 2008, the company held insurance assets of $309 million (2007 – $581 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2008, net underwriting losses on reinsurance operations were $18 million (2007 income of $67 million) representing $363 million (2007 – $544 million) of premium and other revenues offset by $381 million (2007 – $477 million) of reserves and other expenses.

Brookfield Asset Management	| 2008 ANNUAL REPORT	111

Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2008		2007	2006	2005	2004
Per Common Share (fully diluted)
Book value – actual	$8.93		$11.64	$9.37	$7.87	$5.67
– Underlying value	20.67		—	—	—	—
– Underlying value pre-tax	24.37		—	—	—	—
Cash flow from operations	2.33		3.11	2.95	1.46	1.03
Cash return on book equity	23%		30%	34%	21%	19%
Net income	$1.02		$1.24	$1.90	$2.72	$0.90
Market trading price – NYSE	$15.27		$35.67	$32.12	$22.37	$16.01
Dividends paid	$1.45	[1]	$0.47	$0.39	$0.26	$0.24
Common shares outstanding
Basic	572.6		583.6	581.8	579.6	582.1
Diluted	600.3		611.0	610.8	608.0	611.3

Total (millions)
Total assets under management	$78,697		$94,340	$71,121	$49,700	$27,146
Consolidated balance sheet assets	53,611		55,597	40,708	26,058	20,007
Corporate borrowings	2,284		2,048	1,507	1,620	1,675
Non-recourse borrowings
Property-specific mortgages	22,889		21,644	17,148	8,756	6,045
Other debt of subsidiaries	5,102		7,076	4,153	2,510	2,373
Common equity – book value	4,918	[2]	6,644	5,395	4,514	3,277
– Underlying value [3]	11,931		—	—	—	—
– Underlying value, pre-tax [3]	14,151		—	—	—	—
Revenues	12,868		9,343	6,897	5,220	3,867
Operating income	4,809		4,509	3,776	2,319	1,793
Cash flow from operations	1,423		1,907	1,801	908	626
Net income	649		787	1,170	1,662	555
1	Includes Brookfield Infrastructure special dividend of $0.94
2	Reduction reflects distribution of Brookfield Infrastructure
3	Reflects fair value prepared in accordance with procedures and assumptions expected to be utilized to prepare the company’s January 1, 2009
IFRS balance sheet

112	Brookfield Asset Management | 2008 ANNUAL REPORT